October 30, 2009

Ms. Sasha Parikh

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

Washington, D.C. 20549

RE:

Cincinnati Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarter Ended March 31, 2009

File No. 0-04604

Dear Ms. Parikh:

Thank you for your verbal comments of October 22, 2009, concerning our written response of August 7, 2009, and our revised disclosure in response to the SEC’s comment letter of July 9, 2009.

The following reflects our careful review of the comments you provided (keyed to your verbal comments of October 22.):

QUESTION 1:

Referring to your response to our Comment 3 with regards to the $65.5 million in realized losses on certain bank preferred stocks and $10.1 million in realized losses on the sale of common stock in a technology company, please revise your disclosure to indicate the specific facts that directly led to your change in intent to hold the securities in the first quarter of 2009.

RESPONSE TO QUESTION 1:

The following revised disclosure appears beginning on Page 41 of our Form 10-Q for the quarterly period ended September 30, 2009, filed on October 29, 2009:

Net Realized Gains and Losses

We reported net realized investment gains of $110 million and $90 million in the three months and nine months ended September 30, 2009, driven by net gains from investment sales and bond calls that were partially offset by other-than-temporary impairment charges. We reported $272 million and $28 million of net realized investment gains in the three months and nine months ended September 30, 2008.

Investment gains or losses are recognized upon the sales of investments or as otherwise required under GAAP. The timing of realized gains or losses from sales can have a material effect on results in any quarter. However, such gains or losses usually have little, if any, effect on total shareholders’ equity because most equity and fixed-maturity investments are carried at fair value, with the unrealized gain or loss included as a component of other comprehensive income. Accounting requirements for other-than-temporary impairment charges for the fixed-maturity portfolio are disclosed in Item 1, Note 2, Investments, on Pages 11-12.

The total realized investment gains for the first nine months of 2009 reflected:

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$366 million in gains from equity sales including $123 million from sale of ExxonMobil; $87 million from the sale of Procter & Gamble; $67 million from the sale of Fifth Third Bancorp; and $89 million from the sale of various other common stock holdings. These gains were partially offset by realized losses of $161 million from sales of various equity securities, including $52 million from the sale of General Electric Co. (NYSE: GE).

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$19 million in net losses from fixed-maturity sales and calls and $6 million in net losses from a write-off of an other invested asset.

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$23 million in gains from changes in fair value of securities with embedded derivatives.

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$113 million in other-than-temporary impairment charges to write down holdings of fixed maturities, preferred stocks and common stocks.

The $180 million realized investment gains are net of realized losses. Of the $197.7 million in realized losses on securities sold in the nine months ended September 30, 2009, $149.6 million occurred in the first quarter, $40.3 million occurred in the second quarter and $7.7 million occurred in the third quarter.

Of the $149.6 million in first-quarter 2009 realized losses, $19.6 million of realized losses were for securities that had been in an unrealized gain position at December 31, 2008, $1.3 million of first-quarter realized losses were for securities sold in connection with dissolution of one of our subsidiaries in February 2009, and $0.4 million of first-quarter realized losses was for one security that had been written down as an other-than-temporary impairment at December 31, 2008. The remaining $128.3 million of the $149.6 million of realized losses on the sale of securities in the first quarter of 2009 resulted from sales of securities related to the financial services sector. These sales can be divided into two groups: bank preferred stocks and two common stocks.

Certain bank preferred stocks accounted for $66.5 million of first-quarter 2009 realized losses. At year-end 2008, bank preferred stocks were under pressure because of the government takeover of Fannie Mae and Freddie Mac. Also adversely affecting the preferred securities of financial services companies were government intervention in the financial sector combined with declining asset bases. Although under pressure, these securities continued to pay their dividends, supporting our ability and intent to hold these securities pursuant to our investment policy, as we expected recovery to occur within a reasonable period as the credit environment stabilized.

Subsequent to year-end, pressure on the securities of financial institutions intensified. The likelihood for nationalization of banks was increasing, which would likely result in a repeat of the effects of the takeovers of Fannie Mae and Freddie Mac, potentially squeezing out this asset class, or at a minimum, could result in elimination of or deep cuts to the dividends for these preferred securities. The impact of these events subsequent to year-end was inconsistent with our investment policy of holding income-producing securities, and therefore our intent to hold the securities changed from year-end. The BIX Index (S&P Banking Index) declined by approximately 64 percent between December 31, 2008, and March 6, 2009, reinforcing both the market outlook for the sector and our decision to sell these securities during the first quarter as these events unfolded.

The sale of two common stocks in the first quarter of 2009 accounted for the remaining $61.8 million of realized losses. Our rationale for determining that the decline in the value of both stocks at year-end 2008 was not other-than temporary was due to our intent to hold these securities. Both companies were maintaining their dividends and we expected recovery to cost within a reasonable time. Following one company’s announcement of a dividend cut in February 2009, we sold our position, realizing a loss of $51.7 million. The other company derived approximately 71 percent of its revenue from financial institutions. The same industry concerns expressed above for bank preferred securities of financial institutions emerged, leading us to a decision to sell our position, realizing a loss of $10.1 million.

Of the $40.3 million in second-quarter 2009 realized losses, $3.5 million of the realized losses were for the sale of securities that had been in an unrealized gain position at March 31, 2009. One security, which accounted for $21.9 million of the realized loss, suspended its dividend payment during the second quarter. Five fixed maturities, which accounted for $7.5 million of the realized loss, were impaired in previous quarters, reversed when ASC 320 was implemented, then subsequently were sold. One security, which accounted for $1.0 million of the realized loss, was sold due to a company involved in a pending merger.

Of the remaining $6.4 million, one common stock, amounting to $4.9 million of the realized loss, was in an unrealized loss position at March 31, 2009.

Of the $7.7 million in third-quarter 2009 realized losses, $0.7 million of the realized losses were for the sale of securities that had been in an unrealized gain position at June 30, 2009, $0.3 million was a write-off of an expired interest rate swap and $6.7 million were write-offs of other invested assets, including $6.1 million for a venture capital investment related to a bank failure that occurred in the third quarter of 2009.

We believe that if the improving liquidity in the markets were to reverse, or the economic recovery were to significantly stall, we could experience declines in portfolio values and possible additional other-than-temporary-impairment charges. Of the 2,470 securities in the portfolio, 18 were trading below 70 percent of book value at September 30, 2009. Of these 18 securities, none were equity securities. Our asset impairment committee regularly monitors the portfolio.

QUESTION 2:

Referring to your response to our Comment 3, we have a long held belief that there is a strong indication of OTTI of investments in common stocks if the cost basis exceeds fair value for a period of six to nine months or even sooner depending on other specific indicators.  Please review your disclosure to elaborate on your ability and intent to hold your equity securities until they recover.  In this regard, you disclose the existence of securities where fair value is less than 70 percent of amortized cost.  In order to recover in value, a security in this class would need to appreciate in value by at least 42 percent.  Based on historical experience, it appears that a significant amount of time may be necessary for a recovery of this magnitude.  Please provide an indication of the period you believe is necessary to recover this value and your ability to hold the securities over this period.

RESPONSE TO QUESTION 2:

When evaluating our common stock and other equity investments for other-than-temporary impairment, we consider qualitative and quantitative factors, including facts and circumstances specific to individual securities, asset classes, the financial condition of the issuer, changes in dividend payment, the length of time fair value had been less than book value, the severity of the decline in fair value below book value, the volatility of the security and our ability and intent to hold each position until its forecasted recovery.  We believe our strong surplus position and cash flow provide a cushion against short-term fluctuations in valuation and enable us to hold these investments through what we believe to be slightly longer recovery periods occasioned by the recession and historic levels of market volatility. We also believe that continued payment of cash dividends by issuers of these securities can provide a floor to their valuation.  Accordingly, we are able to be patient investors in equity securities trading below amortized cost where we expect recovery within a reasonable time given market conditions, while benefitting from the dividend income generated by these same equities.

At September 30, 2009, we held 11 equity securities that had been in an unrealized loss position for 12 months or more, which accounted for unrealized losses of $56 million.  Despite the duration of the unrealized loss positions, all 11 investments continued to pay their dividends and, in the last two quarters experienced significant recovery of their market value.  Considering the qualitative and quantitative factors applicable to each of these investments, we determined that theses securities were not other-than-temporarily impaired.

Four of the securities were preferred stocks accounting for $4.7 million in unrealized losses.  Of these, three were trading between 70 and 90 percent of book value, and one was trading above 90 percent of book value.  Our expected recovery periods for these four preferred stocks range from four to six quarters from September 30, 2009.  We believe the slightly longer recovery periods for these investments are justified because preferred stocks have been adversely affected by government intervention in the takeover of Fannie Mae and Freddie Mac but should recover as the credit environment continues to improve with the continued effect of government stimulus.

The remaining seven equity securities in an unrealized loss position for 12 months or more as of September 30, 2009, were common stocks accounting for $51.8 million in unrealized losses.  Three common stocks trading between 70 and 90 percent of book value accounted for $34.1 million in unrealized losses, and four were trading above 90 percent of book value.  During the six months ended September 30, 2009, the fair value of the three common stocks trading between 70 and 90 percent of book value increased between 6 and 25 percent, demonstrating a strong pace of recovery.  Our expected recovery period for these three common stocks is three quarters from September 30, 2009.  We believe the slightly longer recovery periods for these three common stocks are justified by the qualitative and quantitative characteristics applicable to each.

The first common stock is a medical device company whose percentage to book value has risen from 59.5 percent at December 31, 2008 to 73.4 percent at September 30, 2009. The unrealized loss was $19 million at September 30, 2009. The expected recovery date is June 30, 2010. The security remains under pressure along with others in the health care sector, which has not participated in the broader market upturn of the last six months. However, this firm has announced strong new products and a management focus on operating leverage that led us to recently add to our holdings of this company, evidencing our intent to hold this investment.

The second common stock is a technology company whose percentage to book value has risen from 60.4 percent at December 31, 2008 to 84.9 percent at September 30, 2009.  The unrealized loss was $8 million at September 30, 2009. The expected recovery date is June 30, 2010. An expected PC refresh cycle suggests increased sales as businesses and individuals act on pent-up demand for their products.

The third common stock is a business equipment company whose percentage to book value has decreased from 74.7 percent at December 31, 2008 to 72.8 percent at September 30, 2009.  The unrealized loss was $7 million at September 30, 2009. The expected recovery date is June 30, 2010. An expected pent-up demand and expected economic recovery should provide earnings improvement. This company has exceptionally strong cash flow to support their dividend and ongoing business cash needs. The P/E ratio is low at 10X earnings. Normally its P/E ratio, and that of its sector, is around 15 times earnings.

The five equity securities trading above 90 percent of book value at September 30, 2009 appear to have weathered the historic levels of market volatility of the past year and are now at valuations where full cost recovery could be expected in the near term, although ordinary market fluctuations could affect valuations at any measurement period.

We revised the disclosure contained in two sections of our Form 10-Q for the quarterly period ended September 30, 2009, filed on October 29, 2009 to elaborate on our rationale for considering the unrealized losses in these equity investments to be temporary at September 30, 2009.  The two sections revised are Note 2 – Investments, Other-than-temporary Impairment Charges, beginning on Page 11 and “Unrealized Investment Gains and Losses,” beginning on Page 53. The revised disclosure is set forth below:

The following revised disclosure appears beginning on Page 11 of our Form 10-Q for the quarterly period ended September 30, 2009, filed on October 29, 2009:

During the quarter ended September 30, 2009, we impaired 13 fixed-maturity securities for a total of $11 million. At September 30, 2009, 135 fixed-maturity investments with a total unrealized loss of $28 million had been in an unrealized loss position for 12 months or more. Of that total, six fixed-maturity investments with a total unrealized loss of $2 million were trading below 70 percent of book value. Eleven equity securities with a total unrealized loss of $56 million had been in an unrealized loss position for 12 months or more, but none were trading below 70 percent of book value.

During 2008, we impaired 126 securities. At December 31, 2008, 142 fixed maturity investments with a total unrealized loss of $78 million had been in an unrealized loss position for 12 months or more. Of that total, no fixed maturity investments were trading below 70 percent of book value. Six equity investments with a total unrealized loss of $41 million had been in an unrealized loss position for 12 months or more as of December 31, 2008, with two trading below 70 percent of book value. As a result of this evaluation, we did not record impairment on the six equity securities in an unrealized loss position in excess of 12 months at December 31, 2008.

When determining OTTI charges for our fixed-maturity portfolio, management places significant emphasis on whether issuers of debt are current on contractual payments and whether future contractual amounts are likely to be paid. As required by the new accounting standard for fixed-maturity securities, our invested asset impairment policy states that OTTI is considered to have occurred (1) if we intend to sell the impaired fixed maturity security; (2) if it is more likely than not we will be required to sell the fixed maturity security before recovery of its amortized cost basis; or (3) the present value of the expected cash flows is not sufficient to recover the entire amortized cost basis. If we intend to sell or it is more likely than not we will be required to sell, the book value of any such securities is reduced to fair value as the new cost basis, and a realized loss is recorded in the quarter in which it is recognized. When we believe that full collection of interest and/or principal is not likely, we determine the net present value of future cash flows by using the effective interest rate implicit in the security at the date of acquisition as the discount rate and compare that amount to the amortized cost and fair value of the security. The difference between the net present value of the expected future cash flows and amortized cost of the security is considered a credit loss and recognized as a realized loss in the quarter in which it occurred. The difference between the fair value and the net present value of the cash flows of the security, the non-credit loss, is recognized in other comprehensive income as an unrealized loss.

With the adoption of ASC 320 in the second quarter of 2009, we recognized a cumulative effect adjustment of $106 million, net of tax, to reclassify the non-credit component of previously recognized impairments by increasing retained earnings and reducing accumulated other comprehensive income. ASC 320 does not allow retrospective application of the new OTTI model. Our Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2009, are not measured on the same basis as prior period amounts and, accordingly, these amounts are not comparable.

When determining OTTI charges for our equity portfolio, our invested asset impairment policy considers qualitative and quantitative factors, including facts and circumstances specific to individual securities, asset classes, the financial condition of the issuer, changes in dividend payment, the length of time fair value had been less than book value, the severity of the decline in fair value below book value, the volatility of the security and our ability and intent to hold each position until its forecasted recovery.

For each of our equity securities in an unrealized loss position at September 30, 2009, we applied the objective quantitative and qualitative criteria of our invested asset impairment policy for OTTI. Our long-term equity investment philosophy, emphasizing companies with strong indications of paying and growing dividends, combined with our strong surplus, liquidity and cash flow, provide us the ability to hold these investments through what we believe to be slightly longer recovery periods occasioned by the recession and historic levels of market volatility. Each quarter we review the expected recovery period by individual security. Based on the individual qualitative and quantitative factors, as discussed above, we evaluate and determine an expected recovery period for each security. A change in the condition of a security can warrant impairment before the expected recovery period. If the security has not recovered cost within the expected recovery period, the security is impaired.

The following revised disclosure appears beginning on Page 53 of our Form 10-Q for the quarterly period ended September 30, 2009, filed on October 29, 2009:

During the quarter ended September 30, 2009, we impaired 13 securities. At September 30, 2009, 135 fixed-maturity investments with a total unrealized loss of $28 million had been in an unrealized loss position for 12 months or more. Of that total, six fixed-maturity securities with a fair value of $4 million were trading under 70 percent of book value and accounted for $2 million in unrealized losses; 18 fixed maturity securities with a fair value of $48 million were trading from 70 percent to less than 90 percent of book value and accounted for $10 million in unrealized losses; and 111 fixed maturity securities with a fair value of $395 million were trading from 90 percent to less than 100 percent of book value and accounted for $16 million in unrealized losses.

No equity securities were in an unrealized loss position for 12 months or more at September 30, 2009, and trading under 70 percent of book value. Eleven equity securities were in an unrealized loss position for 12 months or more, of which six equity securities with a fair value of $136 million were trading from 70 percent to less than 90 percent of book value and accounted for $38 million in unrealized losses; five equity securities with a fair value of $232 million were trading between 90 percent to less than 100 percent of book value and accounted for $18 million in unrealized losses. As of September 30, 2009, applying our invested asset impairment policy, we determined that unrealized losses on equity securities, including the 11 described above, were not OTTI.

As described on Page 51, “Equity Investments,” our long-term equity investment philosophy emphasizes companies with strong indications of paying and growing dividends. Combined with our strong surplus and cash flow, this provides us with the ability to hold these investments through what we believe to be slightly longer recovery periods occasioned by the recession and historic levels of market volatility. When determining OTTI charges for our equity portfolio, our invested asset impairment policy considers qualitative and quantitative factors, including facts and circumstances specific to individual securities, asset classes, the financial condition of the issuer, changes in dividend payment, the length of time fair value had been less than book value, the severity of the decline in fair value below book value, the volatility of the security and our ability and intent to hold each position until its forecasted recovery.

Eleven equity securities in an unrealized loss position for 12 months or more as of September 30, 2009, accounted for unrealized losses of $56 million. Four preferred stocks accounted for $4.7 million in unrealized losses, of which three were trading between 70 and 90 percent of book value. Our expected recovery period for these four preferred stocks ranges from four to six quarters from September 30, 2009. Preferred stocks have been adversely affected by government intervention in the takeover of Fannie Mae and Freddie Mac, but should recover as the credit environment continues to improve with the continued effect of government stimulus.

The remaining seven equity securities in an unrealized loss position for 12 months or more as of September 30, 2009, were common stocks accounting for $51.8 million in unrealized losses. Three common stocks trading between 70 and 90 percent of book value accounted for $34.1 million in unrealized losses. During the six months ended September 30, 2009, the fair value of these three common stocks increased between 6 percent and 25 percent, demonstrating a strong pace of recovery. Our expected recovery period for these three common stocks is three quarters from September 30, 2009.

All of these equity securities continue to pay their dividends. These securities appear to have weathered the historic levels of market volatility of the past year and have now resumed valuations where full cost recovery could be expected in the near term, although ordinary market fluctuations could affect valuations at any measurement period.

During 2008, we impaired 126 securities. At December 31, 2008, 142 fixed maturity investments with a total unrealized loss of $78 million had been in an unrealized loss position for 12 months or more. Of that total, no fixed maturity investments were trading below 70 percent of book value. Six equity investments with a total unrealized loss of $41 million had been in an unrealized loss position for 12 months or more as of December 31, 2008. Two of these equity investments were trading below 70 percent of book value.

We acknowledge that:

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We are responsible for the adequacy and accuracy of the disclosures in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your response.

Sincerely,

/s/Steven J. Johnston

Steven J. Johnston, FCAS, MAAA, CFA

Chief Financial Officer, Secretary and Treasurer